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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20003

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __12/01/2023__ AND ENDING __11-30-2024__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Sterling Grace Municipal S~~ecurities Corp~~__

SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):

JAN 3 0 2025

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__100 Summerhill Road__
(No. and Street)

__Spotswood__	__NJ__	__08884__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Thomas J Mundy__	__732-251-2460__	tmundy@sterlinggrace.org
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Wolf & Company, PC__
(Name – if individual, state last, first, and middle name)

__255 State Street__	__Boston__	__MA__	__02109__
(Address)	(City)	(State)	(Zip Code)
10/14/2003		392	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Thomas J. Mundy__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Sterling Grace Municipal Securities Corp.__ , as of __11/30__ , 2 __024__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SHELLY J. MUNDY
NOTARY PUBLIC OF NEW JERSEY
Commission # 2326486
My Commission Expires 2/18/2025

Notary Public

Signature:

Title:
Vice President - Operations

This filing** contains (check all applicable boxes):
- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STERLING GRACE MUNICIPAL SECURITIES CORP.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE
NOVEMBER 30, 2024

STERLING GRACE MUNICPAL SECURITIES CORP.

NOVEMBER 30, 2024

CONTENTS   Page



Report of Independent Registered Public Accounting Firm

To the Stockholders of Sterling Grace Municipal Securities Corp.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sterling Grace Municipal Securities Corp. (the "Company") as of November 30, 2024; and the related statements of loss and changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2023.

Wolf & Company, P.C.

Boston, Massachusetts
January 28, 2025

STERLING GRACE MUNICIPAL SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2024

ASSETS

Cash and cash equivalents	$ 13,756,602
Clearing deposit account	525,159
Securities owned - trading	10,232,703
Accrued interest receivable	95,434
Security deposit	1,995
Office right of use	10,478
Deferred tax benefit	283,745
Total Assets	**$ 24,906,116**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Payable to clearing broker	$ 12,561,424
Loan payable - related party	500,000
Accrued expenses	40,297
Current taxes payable	105,000
Lease liability	11,673
Pension liability	394,092
Accrued employee compensation	299,067
Total Liabilities	**13,911,553**

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY	10,994,563
Total Liabilities and Stockholders' Equity	**$ 24,906,116**

STERLING GRACE MUNICIPAL·SECURITIES CORP.
STATEMENT OF LOSS
YEAR ENDED NOVEMBER 30, 2024

REVENUE:		
Trading gain, net	$	2,084,072
Commissions		24,048
Interest		2,085,761
Total Revenue		4,193,881
OPERATING EXPENSES:		
Compensation		1,603,146
Payroll taxes		62,772
Employee benefits		1,269,068
Telephone		6,561
Lease expense		59,895
Subscriptions		134,192
Office expense		9,673
Clearance charges		18,826
Regulatory fees and assessments		15,308
Interest expense - clearing broker		1,293,922
Professional fees		50,472
Postage		834
Stationary and supplies		719
Other		7,251
Interest expense - other		23,815
Total Operating Expenses		4,556,454
LOSS FROM OPERATIONS BEFORE TAXES		(362,573)
INCOME TAX BENEFIT		(229,889)
NET LOSS	$	(132,684)

STERLING GRACE MUNICIPAL SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED NOVEMBER 30, 2024

	Common Stock*	Retained Earnings	Stockholders' Equity
Balance, November 30, 2023	$ 48,000	$ 11,079,247	$ 11,127,247
Net loss	-	(132,684)	(132,684)
Balance, November 30, 2024	$ 48,000	$ 10,946,563	$ 10,994,563

* 1,000 shares authorized, 100 shares issued, 96 outstanding.

STERLING GRACE MUNICIPAL SECURITIES CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED NOVEMBER 30, 2024

CASH FLOWS PROVIDED BY (USED BY):

OPERATING ACTIVITIES:

Net loss	$ (132,684)
Adjustments to reconcile net loss to net cash provided by operating activities;	
Accrued interest receivable	(3,586)
Payable to clearing broker	344,145
Accrued expenses	5,646
Current taxes payable	(317,818)
Office right of use asset	63,977
Lease liability	(67,376)
Accrued employee compensation	299,067
Pension liability	321,967
Securities owned - trading	(838,372)
Net Cash Used By Operating Activities	(325,034)

CHANGE IN CASH AND CASH EQUIVALENTS	(325,034)

CASH AND CASH EQUIVALENTS:

Beginning of year	14,081,636
End of year	$ 13,756,602

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

Cash paid for:		
Interest	$	1,317,737
Income taxes	$	55,000

NOTE 1 - ORGANIZATION:

Organization:
Sterling Grace Municipal Securities Corp. (the "Company" or "Sterling") is a broker-dealer registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB) and the Securities Investor Protection Corporation (SIPC).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting: ·
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents:
The Company considers all short-term investments, if any, with an original maturity of three months or less to be cash equivalents.

Equipment:
Equipment is stated at cost. Equipment is depreciated under the straight-line method over the estimated useful lives of the assets.

Revenue Recognition:
The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (TOPIC 606), which requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures.

Security transactions are recognized outside of ASC 606 and accounted for on the trade date (the date the order to buy or sell is executed) and the net realized gain or loss on the sale of securities is determined on average cost method.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Revenue Recognition: (Continued)
Commission income is recorded when earned on a monthly basis. This revenue is collected on equity transactions conducted by the Company by the third-party broker dealer (Hilltop Securities Inc.) and credited to the Company at the end of each month.

Interest income is recorded when earned on a monthly basis. This revenue is based on the amount of money on deposit at the third-party broker dealer (Hilltop Securities Inc.) and the amount of bond inventory and related accrued interest.

Security Valuation:
Fair value measurements establish a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs are unobservable for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Municipal and corporate bonds: Valued using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility (Level 2 inputs). Securities which have not had a reportable quote for a significant amount of time are reported as Level 3 inputs. At November 30, 2024, the Company's securities owned are 96.5% Level 2 and 3.5% Level 3.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Security Valuation: (Continued)

	Level 1	Level 2	Level 3	Total
Securities Owned				
State and municipal bonds:	$ -	$9,869,616	$363,087	$10,232,703

The Company's securities carried a cost of $12,561,424 and an unrealized loss of $2,328,721 as of November 30, 2024. The change in the unrealized net loss during the year is recorded in the Statement of Loss.

During the year ending November 30, 2024, the Company transferred $363,087 of state and municipal bonds from level 2 to level 3 due to a significant decrease in market liquidity and lack of observable market activity. The fair value of level 3 state and municipal bonds is determined utilizing market comparable securities with observable trades greater than 3 months from the valuation date. The unrealized loss on level 3 securities as of November 30, 2024 is $126,869.

Income Taxes:
The Company utilizes the accounting standards, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes are recognized between the basis of assets and liabilities for financial statement and income tax purposes. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements.

The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. At November 30, 2024, there are no significant income tax uncertainties that are expected to have a material impact on the Company's 2024 financial statements.

Leases:
The Company records assets and liabilities on the balance sheet for lease related rights and obligations and disclose key information about its leasing arrangements. This standard establishes a right-of-use ("ROU") model that requires the Company to recognize ROU assets and lease liabilities on the balance sheet for all leases with a term longer than 12 months. See Note 6 for additional information.

STERLING GRACE MUNICIPAL SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2024

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after November 30, 2024, through January 28, 2025, the date which the financial statements were available to be issued and found no material events.

NOTE 3 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with Hilltop Securities Inc. (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities and Exchange Commission Act. The Agreement provides for its termination upon ninety (90) days notice from either party or default under its terms.

At November 30, 2024, the amount due to the Clearing Broker was $12,561,424. All amounts due to the Clearing Broker are collateralized by the securities held by the Company and cash and equivalents held by the Clearing Broker. The Clearing Broker charges interest monthly. The rate charged was 9.74% during the year ended November 30, 2024. Interest expense amounted to $1,293,922 for the year ended November 30, 2024.

Under the terms of the clearance agreement with Hilltop, the Company is required to maintain a Clearing deposit account of a minimum of $500,000.

NOTE 4 - LOANS PAYABLE-RELATED PARTIES:

On December 5, 2006, Spotswood Partners, a commonly owned entity, loaned the Company $500,000. The loan bears interest at 4.75%. The loan is unsecured and payable on demand. Interest is required to be paid semi-annually. Interest charged to interest expense-other, amounted to $23,815 for the year ending November 30, 2024, which was calculated on a 365 day year.

NOTE 5 - PENSION PLANS:

CASH BALANCE PLAN
The Company sponsors a Cash Balance Plan. The Cash Balance Plan is a defined benefit plan covering all employees. The latest available valuation date for the plan was as of December 31, 2023.

STERLING GRACE MUNICIPAL SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2024

NOTE 5 - PENSION PLANS: (Continued)

Cash Balance Plan: (Continued)

The Company's funding policy is to make the minimum annual contribution required by applicable regulations. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

Benefits are based on the value of the participants' Cash Balance Account. The Cash Balance account consists of the accumulated value of all cash balance credit and interest credits provided under the terms of the Plan. Cash Balance credits are based on a participant's age and rate of compensation.

The following tables set forth further information about the Company's Cash Balance Plan as of December 31, 2023.

Plan asset changes:	2023
Fair value, beginning of year	$2,412,400
Actual return on assets	159,421
Employer contribution	79,591
Fair value, end of year	2,651,412

Reconciliation of Funded Status	December 31, 2023
Funded status	(776,734)

Weighted Average Assumptions:	December 31, 2023
Discount rate	5.10%
Expected long-term return on Plan Assets	5.00%
Rate of compensation increase	0%

The expected rate of return on Pension Plan assets is determined by those assets' historical long-term investment performance, current asset allocation, and estimates of future long term returns by asset class. The Company's overall investment strategy and policy is based on satisfying the needs of the long-term liabilities of the Company's Cash Balance Plan.

STERLING GRACE MUNICIPAL SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2024

NOTE 5 - PENSION PLANS: (Continued)

401(k) PLAN
The Company has a voluntary 401(k) plan for all employees age 21 and older. The Company can make contributions at its discretion. The Company did not make a contribution for the year ended November 30, 2024.

NOTE 6 - COMMITMENTS:

The Company has a non-cancelable operating office lease expiring January 2025. Operating lease right-of-use ("ROU") assets are initially measured at the present value of lease payments over the lease term, plus initial direct costs, if any. The lease does not provide a discount rate and, the rate cannot be readily determined, therefore the Company used an incremental borrowing rate of 5% to determine the future lease payments based on the risk free treasury rate. As of November 30, 2024, the total ROU asset and operating lease liability were $10,478 and $11,673 respectively and are presented on the Statement of Financial Condition. The Company has entered an agreement with the lessor of its office space to continue leasing its current office space on a month to month basis when its current lease expires at a rate of $5,000 per month.

The future minimum rent payments required under such non-cancellable lease as of November 30, 2024 are as follows:

2024	$	5,873
2025		5,873
Total undiscounted cashflows		11,746
Less: Present value discount		(73)
		11,673

NOTE 7 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At November 30, 2024, the Company has net capital of $9,210,311, which was $9,110,311 in excess of its minimum dollar net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 14.66%.

STERLING GRACE MUNICIPAL SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2024

NOTE 7 - NET CAPITAL REQUIREMENTS: (continued)

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for and complies with the exemptive provision k(2)(ii) of rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis from having to furnish the "computation of reserve requirements".

NOTE 8 - CONCENTRATION:

At November 30, 2024, the Company's municipal and corporate bonds owned consist of 37% Puerto Rico bonds, 28% Northstar CSD, 10% Ambac Assurance corporates notes, 3% Pritchard AL Water and, 22% of various other municipal issuers.

NOTE 9 - INCOME TAX BENEFIT:

The Company takes into consideration the effect of current and deferred taxes when determining its provision for income taxes. Below is a reconciliation between the amount of income tax benefit attributable to continuing operations and the amount determined by applying the applicable U.S. and state statutory income tax rate to pretax income for the year ended November 30, 2024:

Current:		2024
Federal expense	$	(151,043)
State expense		(78,846)
Total Current Expense	$	(229,889)
Income Tax Expense	$	(229,889)

Included in total current tax expense above is $105,000 which relates to amounts owed in relation to the Company's August 31, 2024 tax returns which were paid in December 2024. Remaining amounts relate to the effect of current taxes from the period of September 1, 2024 through November 30, 2024.

At November 30, 2024, the deferred taxes relates to unrealized losses on securities owned of ($2,328,721), which resulted in a deferred tax asset of $698,616, for which a full valuation allowance was provided for.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of institutional investors. These activities may expose the Company to off-balance-sheet credit risk in the event a customer is unable to fulfill its contracted obligation.

The Company trades heavily in municipal bonds issued by the Commonwealth of Puerto Rico and other speculative municipal issues and is therefore exposed to risks associated with these markets.

STERLING GRACE MUNICIPAL SECURITIES CORP.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
NOVEMBER 30, 2024

NET CAPITAL:		
Total stockholders' equity qualified for net capital		$ 10,994,563
Deductions and Charges		
Nonallowable assets:		
Security deposit	$	1,995
Office right of use		10,478
Petty cash		500
Deferred tax benefit		283,745
Flex funding account		4,496
		301,214
Net Capital before haircuts on security positions		10,693,349
Haircuts on securities:		
State and municipal obligations		1,449,699
Undue concentration		33,339
Total haircuts on securities positions		1,483,038
NET CAPITAL	$	9,210,311
AGGREGATE INDEBTEDNESS:		
Items included in statements of financial condition:		
Accrued expenses	$	850,129
Loans payable - related parties		500,000
TOTAL AGGREGATE INDEBTEDNESS	$	1,350,129
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Net Capital Requirement	$	100,000
Excess net capital	$	9,110,311
Net capital less greater of 10% of aggregate indebtedness		
or 120% of net capital requirement	$	9,075,298
Percentage of aggregate indebtedness to net capital		14.66%
RECONCILIATION WITH COMPANY'S COMPUTATION:		
Included in Part IIA of Form X-17A-5 as of November 30, 2024		
Net capital, as reported in Company's (Unaudited) FOCUS report Part IIA	$	9,210,311
Net audit adjustments		-
NET CAPITAL PER ABOVE	$	9,210,311



Report of Independent Registered Public Accounting Firm

To the Stockholders of Sterling Grace Municipal Securities Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Sterling Grace Municipal Securities Corp. (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3(k):(2)(ii) and (b) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wolf & Company, P.C.

Boston, Massachusetts
January 28, 2025

Sterling Grace Municipal Securities Corp.

Exemption Report
November 30, 2024

Sterling Grace Municipal Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k):(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k):(2)(ii) throughout the most recent fiscal year ending November 30, 2024, without exception.

STERLING GRACE MUNICIPAL SECURITIES CORP.

I, Thomas J. Mundy, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Thomas J. Mundy
Vice President



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES

To the Stockholders of Sterling Grace Municipal Securities Corp:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended November 30, 2024. Management of Sterling Grace Municipal Securities Corp (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended November 30, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended November 30, 2024, with the Total Revenue amounts reported in Form SIPC-7 for the year ended November 30, 2024 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended November 30, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
January 28, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 11/30/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME   *SEC No.*
STERLING GRACE MUNICIPAL   8-20003
For the fiscal period beginning ___12/1/2023___ and ending ___11/30/2024___

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 4,193,881.00
2	Additions:		
	a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b Net loss from principal transactions in securities in trading accounts.		
	c Net loss from principal transactions in commodities in trading accounts.		
	d Interest and dividend expense deducted in determining item 1.		
	e Net loss from management of or participation in the underwriting or distribution of securities.		
	f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g Net loss from securities in investment accounts.		
	h Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3	Add lines 1 and 2h		$ 4,193,881.00
4	Deductions:		
	a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b Revenues from commodity transactions.		
	c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 23,281.00	
	d Reimbursements for postage in connection with proxy solicitations.		
	e Net gain from securities in investment accounts.		
	f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h Other revenue not related either directly or indirectly to the securities business.		
	Deductions in excess of $100,000 require documentation		
5	a Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	$ 1,317,737.00	
	b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c Enter the greater of line 5a or 5b		$ 1,317,737.00
6	Add lines 4a through 4h and 5c. This is your **total deductions.**		$ 1,341,018.00
7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**		$ 2,852,863.00

SECURITIES INVESTOR PROTECTION CORPORATION

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 11/30/2024

8	Multiply line 7 by .0015. This is your **General Assessment**.		$ 4,279.00
9	Current overpayment/credit balance, if any		$ 0.00
10	General assessment from last filed _2024_ SIPC-7 or 7A	$ 4,279.00	
11 a	Overpayment(s) applied on all _2024_ SIPC-6 and 6A(s)	$ 0.00	
b	Overpayment(s) applied on all _2024_ SIPC-7 and 7A(s)	$ 0.00	
c	Any other overpayments applied	$ 0.00	
d	All payments applied for _2024_ SIPC-6 and 6A(s)	$ 770.00	
e	All payments applied for _2024_ SIPC-7 and 7A(s)	$ 3,509.00	
f	Add lines 11a through 11e	$ 4,279.00	
12	**LESSER** of line 10 or 11f.		$ 4,279.00
13 a	Amount from line 8	$ 4,279.00	
b	Amount from line 9	$ 0.00	
c	Amount from line 12	$ 4,279.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.		$ 0.00
14	Interest (see instructions) for __0__ days late at 20% per annum		$ 0.00
15	Amount you owe SIPC. Add lines 13d and 14.		$ 0.00
16	Overpayment/credit carried forward (if applicable)		$ 0.00

SEC No.	Designated Examining Authority	FYE	Month
8-20003	DEA: FINRA	2024	Nov

MEMBER NAME   STERLING GRACE MUNICIPAL
MAILING ADDRESS   100 SUMMERHILL RD
                SPOTSWOOD, NJ 08884
                UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

STERLING GRACE MUNICIPAL	Thomas J. Mundy
(Name of SIPC Member)	(Authorized Signatory)
1/22/2025	tmundy@sterlinggrace.org
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.